AKBANK

Rule 12g3-2(b) File No. 82-34825



30.06.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosures;

1) News on bonus share distribution

2) News on USD 1 billion further advance under the securitization programme

AKBANK

File No : 82 - 34825

Bonus shares will be distributed starting from 30.06.2005

Pursuant to the earlier decision ratified at the General Meeting on 25.03.2005 for the distribution of bonus shares amounting to TRY 300 million, Akbank finalized the legal procedure regarding its 20% bonus share distribution. Consequently, Akbank's paid-in capital will increase from TRY 1,500 million to TRY 1,800 million. Bonus shares will be distributed from internal sources, starting from 30.06.2005.

30 June 2005

Akbank signed a USD 1 billion Further Advance under the A.R.T.S. Limited Trade and Diversified Payment Rights Future Flow Securitisation Programme.

The USD 1 billion Further Advance issued in connection with the A.R.T.S. Ltd (A.R.T.S.) securitisation programme brings the total issuance amount raised under the Programme to USD 2.525 billion in sixteen tranches. The majority of the USD 1 billion Further Advance has been wrapped by 4 monoline insurers, MBIA Insurance Corporation, Ambac Assurance Corporation, XL Capital Assurance Inc. and CIFG Europe, with transaction ratings of AAA/Aaa.

This is the largest ever securitisation issue from Turkey, as well as being the largest programme of its type worldwide. The transaction is the largest future flow bond placement for a Turkish bank and is the largest ever wrapped bond placement for a Turkish originator.

Out of the USD 1 billion issuance, USD 700 million was placed as Offered Notes under Rule 144A/RegS by WestLB as Sole Bookrunner, upsized from an original target size of USD 600 million. The tranching was split USD 250 million MBIA at a 7 year final maturity, USD 290 million Ambac with an 8 year final maturity and USD 160 million XLCA with a 7 year final maturity.

High quality placement was a key objective for Akbank for the Offered Notes, and full end investor placement was achieved for the entire issue. The issue was placed 40% to US investors and 60% to European investors. Akbank's key objectives included cost and investor diversification.

6115-7/2003 (299)